06004794

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 0/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dimension Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

91 Fifth Avenue, 5th Floor
(No. and Street)

New York	New York	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph A. Daiuto, Jr. 212-531-8504
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, CPA
(Name – *if individual, state last, first, middle name*)

67 Wall Street, #2200	New York	New York	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dimension Brokerage, LLC, as of February, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

MANAGING MEMBER

Title

Notary Public

RALPH A. DAIUTO, JR.
Notary Public, State of New York
No. 02DA5013902
Qualified in Richmond County
Commission Expires ~~July 15, 199~~ 10/11/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Amundsen
Certified Public Accountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Dimension Brokerage, LLC

Index to Financial Statements

December 31, 2005

Dimension Brokerage LLC
91 Fifth Avenue, 5th Floor
New York, NY 10003

U.S. Securities and Exchange Commission
Northeast Regional Office
The Woolworth Building
233 Broadway
New York, NY 10279

Dear Sirs:

February 10, 2006

RE: Notification of change in auditors
Paragraph (f)(4) of Rule 17a-5 of the Securities and Exchange Act of 1934

We are notifying you and the NASD of our desire to change independent CPA auditors effective as of the date of this letter. Our intent is to have a rotation of auditors so that we fully comply in our own minds with all the intent of the Sarbanes-Oxley Act. We further expect to review the work of succeeding accountants on an annual basis to insure that we are meeting all relevant regulations.

During the past 24 months preceding our decision, there have been no problems relating to accounting, audit or compliance issues and there have been no unresolved such problems.

We are sending a notice of this letter to our former accountant and other interested parties, as indicated.

Yours truly

Cc: U.S Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Philadelphia Stock Exchange
1900 Market Street
Philadelphia, PA 19103-3584

Joseph Amundsen
Certified Public Accountant
67 Wall Street
New York, NY 10005
212/709-8250

Independent Auditor's Report

To the Member of Dimension Brokerage LLC:

I have audited the accompanying statement of financial condition of Dimension Brokerage LLC as of December 31, 2005, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dimension Brokerage LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Amundsen, CPA
New York, New York
February 27, 2006

Dimension Brokerage LLC

Statement of Financial Condition

December 31, 2005

Assets	
Cash	$ 55,312
Receivables from brokers or dealers	398,455
Securities owned, at market value	154,531
Total Assets	608,298
Liabilities and Member's Equity	
Accounts payable and accrued expenses	7,320
Securities sold, not yet purchased	9,480
Management fee payable	166,492
Total Liabilities	183,292
Member's equity	80,087
Net income	344,919
Total Member's Equity	425,006
Total Liabilities and Member's Equity	$ 608,298

See accompanying notes to financial statements.

Dimension Brokerage LLC

Statement of Operations

For the Year Ended December 31, 2005

Revenues	
Trading profits	$ 1,231,311
Unrealized gains/losses	(4,590)
Dividend income	280
Interest income	1,744
Total Revenues	1,228,745
Expenses	
Management fees	766,492
Trading costs and other expenses	112,334
	878,826
Net income before income taxes	349,919
Reserve for income taxes	(5,000)
Net income	$ 344,919

See acco mpanying notes to financial statements.

Dimension Brokerage LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2005

	Total Member Equity
Balance, beginning of year	-
Net Income	$ 344,919
Partners' Contributions	302,900
Partners' Withdrawals	(222,813)
Balance, end of year	$ 425,006

See accompanying notes to financial statements.

Dimension Brokerage LLC

Statement of Cash Flows

For the Year Ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 344,919
Adjustments to reconcile net income to net cash used by operating activities:	
(Increase) in receivables	(398,455)
(Increase) in securities	(154,531)
Increase in accrued expenses	7,320
Increase in Securities sold short	9,480
Increase in management fee payable	166,491
	(369,695)
Net cash provided by operating activities	(24,776)
Cash flows from financing activities:	
Capital contribution	302,900
Partners' withdrawals	(222,812)
Cash and equivalents, beginning of year	-
Cash and equivalents, end of year	$ 55,312

See accompanying notes to financial statements.

Dimension Brokerage LLC

Notes to Financial Statements

For the Year Ended December 31, 2005

1. Significant Accounting Policies

Dimension Brokerage LLC (the Company) was organized in the State of New York. The Company is an introducing broker-dealer registered with the Philadelphia Stock Exchange and the Securities and Exchange Commission. The Company specializes in proprietary trading of equities.

The Company prepares its financial statements on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Accounts Payable

Accounts payable consist of amounts due for accounting, auditing, and other miscellaneous administrative expenses due but not yet paid. Management fee payable consists of monthly payment due affiliated company and administrative expenses paid for by an affiliate, not yet reimbursed by the Company.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company was in compliance with these regulations.

4. Income Taxes

The Company is a single member limited liability company and has the option to be treated as a "disregarded entity" for income tax purposes. The Company is liable for NYS minimum tax, and NYC unincorporated business tax.

5. Related Parties

The Company licenses facilities management services from a related party. The related party provides facilities management services to the Company, including technology, rent, equipment, furniture, utilities, facilities and administrative support. The Company paid its affiliate $150,000 a month during 2005 for such services.

6. Receivables from Brokers or Dealers

The company uses a clearing broker with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of a clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company to satisfy its obligations in connection with security transactions. As of December 31, 2005, obligations to the clearing broker were collateralized by cash and securities with a market value in excess of the obligations.

In the normal course of business, the Company may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company. It is the policy of the clearing broker to value the short position daily and to obtain additional deposits where deemed appropriate.

Dimension Brokerage LLC

Computation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

December 31, 2005

Schedule 1

Total Members' Equity	$ 425,006
Less: Haircut (2% money market)	25,008
Net Capital	399,998
Minimum Net Capital required	(100,000)
Excess net capital	299,998
Aggregate indebtedness	$ 173,811
Ratio AI to NC	43%

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on Dimension Brokerage LLC FOCUS report - PartIIA as of December 31, 2005.

Dimension Brokerage LLC
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended December 31, 2005

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Joseph Amundsen
Certified Public Accountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

To the Member of
Dimension Brokerage LLC

In planning and performing my audit of the financial statements of Dimension Brokerage LLC, (the Company), for the year ended December 31, 2005, I considered its internal control, including its anti-money laundering measures and control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (AI) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Amundsen

Joseph Amundsen, CPA
New York, New York
February 27, 2006